Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, PA 15108

August 31, 2011

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Michael Baker Corporation
Form 10-K for the year ended December 31, 2010
Filed on March 3, 2011

Dear Mr. Gordon:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 17, 2011, with respect to the above-referenced Annual Report on Form 10-K filed with the Commission on March 3, 2011 (the “Annual Report ”).

The Staff’s comment is set forth below in bold. The response of Michael Baker Corporation (the “Company”) follows the Staff’s comment.

1.	SEC COMMENT: In relation to the Camp Bonneville Project, you indicate that the probability of loss and range of estimated loss cannot be determined at this time. Please explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and what specific factors about the pending settlement agreement are causing your inability to estimate a range of loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

RESPONSE: On a quarterly basis, the Company’s Corporate Controller and Director of Financial Reporting meet with the Company’s Chief Legal Officer and the Company’s in-house legal department to discuss asserted and potential claims and litigation, including those that are being administered by one of the Company’s external legal counsels, that should be considered for disclosure and/or accrual in the Company’s quarterly and annual filings. Any claims or litigation determined to meet the accounting standards requirement for disclosure based on the Company’s quarterly legal meeting are then evaluated for the potential range of loss that may be incurred as a result of the status and fact pattern of the claim or litigation through discussion with the Company’s in-house legal department, and in certain cases, with the assistance of the applicable external legal counsel.

On or about August 31, 2011, the Company, the County, BCRRT and MKM entered into an Amended and Restated Settlement Agreement (the “Amended Agreement”) superseding the contingent settlement agreement that was previously entered into by the parties. Once the parties’ respective obligations under the Amended Agreement have been satisfied, the Amended Agreement provides for a full release of all parties effective September 15, 2011. Upon the releases being issued, the Company will have no further obligations or exposure resulting from its current agreements for the Camp Bonneville Project. Similarly, as of December 31, 2010, the original contingent settlement agreement, once the parties’ respective obligations therein had been satisfied, would have also provided for a full release of all parties. Upon the releases being issued, the Company would have had no further obligations or exposure resulting from its current agreements for the Camp Bonneville Project.

However, in the event one or more parties fail to fulfill their obligations under the Amended Agreement, and as a result the Amended Agreement does not come into effect, the Company’s potential exposure will remain difficult to estimate. Should one or more parties fail to fulfill their obligations under the Amended Agreement, the Company may choose to sue to force such party or parties to satisfy their obligations so the releases can be issued. Pending or failing issuance of the releases, however, estimating the Company’s potential exposure will depend upon the Company’s cost to perform a disputed contractual scope of work, and the Company’s ability to establish that all or some of this work constitutes Army Retained Conditions which remain the Army’s responsibility. The potential scope of work, in particular, could vary by a significant amount, including a scenario whereby the Company would be required to remediate, via a subcontractor, a significant area of the Camp Bonneville property that contained an unknown quantity of hazardous waste and military munitions, including Munitions and Explosives of Concern (“MEC”). The unknown amount of MEC, coupled with the degree to which remediation could be required (i.e., how far below the surface of the affected area would ultimately require MEC remediation), precludes the Company from deriving an upper range of potential loss.

As noted above, the Company was unable to reasonably estimate the upper range of potential loss associated with the Camp Bonneville Project as of December 31, 2010 as the amount was indeterminable at that point and remains so to date, as the extent of the contamination at the Camp Bonneville site is unknown in certain areas, coupled with the unknown degree of remediation that could potentially be required as a result of this matter. The lower range of potential loss in this matter was zero as of December 31, 2010 and that amount continues to represent the low end of reasonably possible loss as of the date of this letter.

2.	SEC COMMENT: Please tell us the total costs incurred to date and the total costs reimbursed regarding the Camp Bonneville Project. Also, please tell us the amount of your receivables at December 31, 2010 related to the Camp Bonneville Project.

RESPONSE: In regards to Camp Bonneville Project, total costs incurred to date are $12,065,259, which have all been reimbursed to the Company. The Company’s outstanding receivables attributable to the Camp Bonneville Project were $306,028 at December 31, 2010. Of this total amount, $282,028 was received subsequent to December 31, 2010 while $24,000 was subsequently reserved during 2011 and remains outstanding as of the date of this response. As no further work is being performed on this project, no further costs are expected to be expended in future periods until resolution of the uncertainty related to the Amended Agreement occurs. However, the Company will include this information in its disclosures related to the Camp Bonneville project in future filings.

Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, PA 15108

In connection with the above response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412) 269-6453.

Sincerely,

/s/ Michael J. Zugay
Michael J. Zugay
Executive Vice President and Chief Financial Officer
Michael Baker Corporation